September 14,
2018

D. Victor Perlroth, M.D.
Chairman and Chief Executive Officer
Kodiak Sciences Inc.
2631 Hanover Street
Palo Alto, CA 94304

       Re: Kodiak Sciences Inc.
           Registration Statement on Form S-1
           Filed September 7, 2018
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 11, 2018
           File No. 333-227237

Dear Dr. Perlroth:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 7, 2018

Overview, page 1

1. We note that the Phase 1 clinical study of KSI-301 reached the primary safety and tolerability endpoint of the study. However, the clinical development chart on page 2 suggests that the Phase 1 clinical trial is not complete. Please revise your disclosure to clarify if in fact the Phase 1 clinical trial is complete, and if not, the activities that still need to be completed.
 D. Victor Perlroth, M.D.
Kodiak Sciences Inc.
September 14, 2018
Page 2
Ongoing and Planned Clinical Development, page 2

2. It appears that your clinical development chart on pages 2 and 88 depicts a timeline for each of the preclinical and clinical studies that you plan to conduct, with the position of the bars indicating the years in which each study will begin and end. If this is accurate, please revise the header to clearly indicate that the chart is a timeline for the clinical development of your product candidates and clearly mark the x-axis of the chart to provide investors with the years that you plan to begin and complete each of the studies, ensuring similar spacing between each year. In addition, please revise the chart to depict all prior trials conducted and any additional clinical trials that will be required for regulatory approval of each product candidate.
Use of Proceeds, page 60

3. It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of KSI-301 through Phase 2 clinical trials. Please revise to make this clear and disclose the sources of other funds needed to complete Phase 2 clinical trials for
      KSI-301. Refer to Instruction 3 to Item 504 of Regulation S-K.
Business
KSI-301 Planned Phase 1b and Phase 2 Clinical Studies , page 91

4. We note that you will be expanding the scope of the Phase 1 study into a Phase 1b open label study in patients with wet AMD, DME/DR and macular edema due to retinal vein occlusion. Please revise your disclosure to clarify whether you have an active IND for
      KSI-301 to treat macular edema due to retinal vein occlusion, and whether you plan to pursue regulatory approval for this indication.
       You may contact Mary Mast at (202) 551-3613 or Lisa Vanjoske at (202) 551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Irene Paik at (202) 551-6553 with any other questions.



                                                            Sincerely,
FirstName LastNameD. Victor Perlroth, M.D.
                                                            Division of
Corporation Finance
Comapany NameKodiak Sciences Inc.
                                                            Office of
Healthcare & Insurance
September 14, 2018 Page 2
cc:       Michael Nordtvedt
FirstName LastName